

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 8, 2008

W. Allen Doane
President and Chief Executive Officer
Alexander & Baldwin, Inc.
822 Bishop Street
Post Office Box 3440
Honolulu, Hawaii 96801

> **Re: Alexander & Baldwin, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A**
> **Filed March 13, 2008**
> **File No. 000-00565**

Dear Mr. Doane:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel Morris
Attorney-Advisor